UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 26, 2012, announcing the Company has acquired 12,190,858 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release of  the Company, dated October 29, 2012, announcing the Company has acquired an additional 611,449 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated October 30, 2012, announcing the Company has acquired an additional 38,961 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated October 31, 2012, announcing the Company has acquired an additional 12,883 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated November 1, 2012, announcing the Company has acquired an additional 18,500 shares of Asia Offshore Drilling Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: November 6, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill reach 64.23% ownership in Asia Offshore Drilling Ltd, mandatory cash offer to be launched

Hamilton, Bermuda, 26, October 2012 - After close of trading on Oslo Børs on 25 October 2012 Seadrill Limited ("Seadrill") has acquired 12,190,858 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of US$5.0 per share (equals NOK28.71 based on the USD/NOK exchange rate set by the Norwegian Central Bank on 25 October).

Following this acquisition, Seadrill will be the owner of 25,690,958 shares in the Company, corresponding to 64.23% of the total number of outstanding shares in the Company. As a consequence, Seadrill will proceed with the launch of a mandatory cash offer for the remaining shares in the Company. Such mandatory offer will be launched as soon as practicably possible, within the time limits set out in chapter 6 of the Norwegian Securities Trading Act.

RS Platou Markets AS act as financial advisor to Seadrill in connection with the offer.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR TO U.S. NEWS WIRE SERVICES OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill reach 65.76% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, 29, October 2012 - Seadrill Limited ("Seadrill") has today acquired additional 611,449 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of NOK 28.71 per share. Following this acquisition, Seadrill will be the owner of 26,302,407 shares in the Company, corresponding to 65.76% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Media Contact:
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Analyst Contact:
Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 96 27

EXHIBIT 99.3

SDRL - Seadrill reach 65.85% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, 30 October 2012 - Seadrill Limited ("Seadrill") has today acquired additional 38,961 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of NOK 28.71 per share. Following this acquisition, Seadrill will be the owner of 26,341,368 shares in the Company, corresponding to 65.85% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

SDRL - Seadrill reach 65.89% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, 31 October 2012 - Seadrill Limited ("Seadrill") has today acquired additional 12,883 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of NOK 28.70 per share. Following this acquisition, Seadrill will be the owner of 26,354,251 shares in the Company, corresponding to 65.89% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Mandatory notification of trade

Hamilton, Bermuda, 1 November 2012 - Seadrill Limited ("Seadrill") has today acquired additional 18,500 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at price NOK 28.71 per share. Following this acquisition, Seadrill will be the owner of 26,372,751 shares in the Company, corresponding to 65.93% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.